                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549




                                    FORM 11-K




                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                   For the Fiscal Year Ended October 31, 1999


                   Commission File Numbers 1-1520 and 1-15147


                     A.    Full title of the plan:

             GENCORP/OMNOVA SOLUTIONS JOINT RETIREMENT SAVINGS PLAN
                 (formerly the GenCorp Retirement Savings Plan)

                                    ("Plan")



                     B. Names of issuers of the securities held pursuant to the plan and the addresses of their principal executive offices:


                                  GenCorp Inc.
                                 P.O. Box 537012
                            Sacramento, CA 95853-7012

                                       and

                              OMNOVA Solutions Inc.
                                 175 Ghent Road
                             Fairlawn, OH 44333-3300

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

                          Audited Financial Statements

                      Years ended October 31, 1999 and 1998




                                TABLE OF CONTENTS


 Report of Independent Auditors.............................................1
 Statements of Net Assets Available for Benefits............................2
 Statements of Changes in Net Assets Available for Benefits.................3
 Notes to Financial Statements..............................................4

 Signature.................................................................14

 Consent of Independent Auditors (Exhibit 23)..............................15

                         Report of Independent Auditors


To GenCorp Inc. as Administrator and
   GenCorp Inc. and OMNOVA Solutions Inc. as Sponsors of the GenCorp/OMNOVA Solutions Joint Retirement Savings Plan


We have audited the accompanying statements of net assets available for benefits of the GenCorp/OMNOVA Solutions Joint Retirement Savings Plan as of October 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.


                                                              ERNST & YOUNG LLP


Sacramento, California
April 18, 2000

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                                      OCTOBER 31,
                                                                                 1999             1998
                                                                           ----------------------------------
                                                                                (Dollars in thousands)
Investments in Master Trust:
   Investments in securities of participating employers at fair value:
       GenCorp Inc.--common stock fund; 5,310,148
         and 5,338,934 shares, respectively                                   $     62,317     $    122,429
       OMNOVA Solutions Inc.--common stock fund; 5,142,787 shares
                                                                                    36,976                -
   Investments in securities of unaffiliated issuers at fair value:
       Participation in Master Trust commingled
         funds (Note E)                                                            292,242          267,630
       Participant notes receivable                                                  9,046            9,684

       Short-term investments at fair value                                          4,084            3,079
                                                                           ----------------------------------

Net assets available for benefits                                             $    404,665     $    402,822
                                                                           ==================================


The accompanying notes to financial statements are an integral part of these statements.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                                YEARS ENDED OCTOBER 31,
                                                                                 1999             1998
                                                                           ----------------------------------
                                                                                (Dollars in thousands)
Net investment income:
   Net increase in value of Plan's interest in Master Trust commingled
     funds (Note E)                                                           $     20,962     $     33,362
   GenCorp Inc. common stock dividends                                               2,537            3,106
   Interest                                                                            853            1,051
   Net realized and unrealized depreciation                                         (4,659)         (17,512)
                                                                           ----------------------------------
Net investment income                                                               19,693           20,007

Contributions and deposits:
   Participants                                                                     22,514           22,123
   Employer                                                                         11,363           11,281
                                                                           ----------------------------------
                                                                                    33,877           33,404

Benefits paid to participants                                                      (54,907)         (34,787)
Trustee and manager fees                                                              (563)            (347)
Rollovers from other plans                                                           3,743            1,806
                                                                           ----------------------------------
Increase in net assets                                                               1,843           20,083
Net assets available for benefits at beginning of year                             402,822          382,739
                                                                           ----------------------------------

Net assets available for benefits at end of year                              $    404,665     $    402,822
                                                                           ==================================


The accompanying notes to financial statements are an integral part of these statements.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

                          Notes to Financial Statements

                      Years ended October 31, 1999 and 1998


NOTE A--DESCRIPTION OF PLAN

The GenCorp/OMNOVA Solutions Joint Retirement Savings Plan (the Plan) was initially adopted effective July 1, 1989. Participants first began actively contributing to the Plan effective September 1, 1989. Effective December 1, 1989, the Aerojet-General Corporation Savings Plan was merged into the Plan. Effective August 1, 1994, the name of the Plan was changed from the GenCorp Savings Plan to the GenCorp Retirement Savings Plan. Effective October 31, 1996, the GenCorp Non-Bargaining Employees' Savings Plan was merged into the Plan. Also as of October 31, 1996, accounts of participants in the Aerojet-General Corporation Savings Plan for Bargaining Unit Employees (Aerojet Plan) who were represented by (i) International Association of Machinist & Aerospace Workers ("IAM") Local 946, (ii) IAM Local 812 and (iii) International Union of Operating Engineers, Stationary Engineers Local 39 were transferred to the Plan and became accounts in the Plan. As of October 31, 1997, the Aerojet Plan was merged into the Plan and the remaining participants' accounts in the Aerojet Plan became accounts in the Plan.

Effective October 1, 1999, GenCorp Inc. (GenCorp or the Company) spun off its Performance Chemicals and Decorative & Building Products businesses into a separate, independent public company, OMNOVA Solutions Inc. (OMNOVA). As a result, the Plan was amended to become a multiple employer plan whereby OMNOVA is a participating sponsor of the Plan and the employees of OMNOVA will participate in the Plan. At that time, the name of the Plan was changed to the GenCorp/OMNOVA Solutions Joint Retirement Savings Plan. GenCorp continues to be both administrator and sponsor of the Plan.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description and the Plan Prospectus for a more complete description of the Plan's provisions. If there is any discrepancy between the provisions described herein or in the Prospectus or Summary Plan Description, the terms of the Plan as set forth in the Plan document shall be controlling. Copies of the Summary Plan Description and the Prospectus for the Plan are available from the Plan administrator.

GENERAL

The Plan is a defined contribution plan available to salaried and certain union and non-union hourly employees of GenCorp and OMNOVA and participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE A--DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS

Participants may elect to contribute from 1 percent to 16 percent of their pretax annual compensation to the Plan. The Plan provides that the Company and OMNOVA will contribute $1.00 for each $1.00 their respective participants' contributions up to the first 3 percent of a participant's compensation contributed to the Plan during the Plan year, and $.50 for each $1.00 of a participant's contributions on the next 3 percent of a participant's compensation contributed to the Plan during the Plan year. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's or OMNOVA's contributions and, as the case may be, (b) Plan earnings, and is charged with an allocation of certain administrative expenses (see "Plan Expenses" below). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

A participant's interests in his or her rollover contributions, if any, and employee contributions that a participant has made or the Company or OMNOVA has made for a participant pursuant to a Salary Reduction Agreement are at all times vested and not subject to forfeiture. A participant's interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Internal Revenue Code (Code) or other applicable provisions of law. A participant may not, however, elect a voluntary withdrawal of any plan shares attributable to matching contributions until such matching contributions have remained in the Plan for at least two full Plan years.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE A--DESCRIPTION OF PLAN (CONTINUED)

INVESTMENT OPTIONS

Participants may invest their contributions in various investment options. All Company and OMNOVA matching contributions are held solely in the GenCorp Stock Fund or OMNOVA Solutions Inc. Stock Fund, respectively.

      The GenCorp Stock Fund--The fund is invested in common stock of the Company.

      The OMNOVA Solutions Inc. Stock Fund--The fund is invested in common stock of OMNOVA.

      Interest Income Fund--The fund currently is invested primarily in investment contracts of insurance carriers and/or banks (GICs) as well as marketable debt securities.

      Diversified Equity Fund--The fund is designed to emulate the performance of the Standard & Poor's 500 Stock Index and is invested primarily in common stocks and other equity securities of companies included in the Standard & Poor's 500 Stock Index and/or one or more funds designed to emulate the performance of the Standard & Poor's 500 Stock Index.

      Balanced Fund--The fund is invested in a fund, the assets of which were initially allocated 60 percent to a Standard & Poor's 500 Index fund and 40 percent to a Lehman Brothers Aggregate Bond Index fund. The allocation is rebalanced to 60 percent/40 percent whenever it moves by 2 percent from that target.

      International Equity Fund--The fund is invested in an index fund intended to closely match the investment results of the Morgan Stanley Capital International Europe, Australia and Far East Index (The EAFE Index).

      Diversified Bond Fund--The fund is designed to emulate the performance of the Lehman Brothers Aggregate Bond Index and is invested in a portfolio of diversified bonds and/or one or more funds designed to emulate the performance of the Lehman Brothers Aggregate Bond Index.

      Short-Term Investment Fund--The fund is invested in a money market fund.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE A--DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts up to 50 percent of their account balance but not more than $50,000. Company and OMNOVA matching contributions are not available for loans, but are included in computing the amount available for loan. Loan terms range from 1 - 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at one percent above the prime rate as published in The Wall Street Journal on the last day of the month preceding the loan request. Loans outstanding currently reflect interest rates ranging from 8.7 percent to 10.0 percent. The borrowing interest rate at October 31, 1999 was 9.25 percent. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Distribution of the value of Plan shares to a participant who terminates or elects a voluntary withdrawal is made in accordance with the terms of the Plan.

PLAN EXPENSES

A proportionate share of fees and expenses of the Trustee, investment managers, and other service providers (including the Company and OMNOVA, if applicable) is charged to each plan participants' account. All fees are deducted quarterly from participants' accounts. Expenses incurred in connection with the purchase or sale of securities are paid from trust assets. All other administrative costs of the Plan are paid ratably by the Company and OMNOVA.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE B--SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in GenCorp and OMNOVA common stock are valued at the closing price of the respective common stock on the last trading day of the Plan's fiscal year. Investments in marketable equity and debt securities are valued at market as determined on the last business day of the Plan's fiscal year by the Trustee or investment manager. Investment contracts, which are considered fully-benefit responsive, are valued at contract value, which approximates fair value. Participant notes receivable are valued at their outstanding balances, which approximates fair value.

USE OF ESTIMATES

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's investment managers and Trustee, who are fiduciaries of the Plan, to make estimates, assumptions and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 1999, the AICPA issued Statement of Position (SOP) 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. The SOP is effective for financial statements for plan years ending after December 15, 1999, and eliminates the previous requirements for a defined contribution plan to present investments by general type for participant-directed investments in the statement of net assets available for benefits, to disclose participant-directed investment programs, to disclose the total number of units and the net asset value per unit during the period and at the end of the period, and to disclose benefit-responsive investment contracts by investment fund option. The Plan sponsors have elected to early adopt the provisions of the SOP effective for the 1999 Plan year and have reclassified certain 1998 amounts to conform to the 1999 presentation requirements. Additionally, the Plan sponsors believe the effect of adopting the SOP will have no future impact on the assets available for benefits or changes in assets available for benefits of the Plan.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE C--NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (sponsor contributions) is as follows:

                                                                         OCTOBER 31,
                                                                    1999             1998
                                                              ----------------------------------
                                                                   (Dollars in thousands)
Net assets:
   GenCorp Inc. common stock fund                                $     62,317     $    122,429
   OMNOVA Solutions Inc. common stock fund                             36,976                -
                                                              ----------------------------------

Total                                                            $     99,293     $    122,429
                                                              ==================================



                                                                   YEARS ENDED OCTOBER 31,
                                                                    1999            1998
                                                              ----------------------------------
                                                                   (Dollars in thousands)
Changes in net assets:
   Contributions                                                 $     15,071     $     14,911
   Interest and dividends                                               3,390            3,343
   Net realized and unrealized depreciation
     in fair value                                                     (4,659)         (17,512)
   Distributions to participants                                      (11,468)         (11,081)
   Transfers (from) to participant-directed investments
                                                                      (25,268)           1,842
   Trustee and manager fees                                              (202)            (307)
                                                              ----------------------------------
Decrease in net assets                                                (23,136)          (8,804)
Net assets available for benefits at beginning of year                122,429          131,233
                                                              ----------------------------------

Net assets available for benefits at end of year                 $     99,293     $    122,429
                                                              ==================================

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE D--PLAN SHARE VALUE CALCULATION

Plan share values are calculated in accordance with the Plan document. Plan share values as of October 31, 1999 and 1998 are as follows:

                                   OMNOVA
                       GENCORP   SOLUTIONS  INTEREST  DIVERSIFIED               INTERNATIONAL    DIVERSIFIED    SHORT-TERM
(Amounts in             STOCK      STOCK     INCOME     EQUITY       BALANCED       EQUITY          BOND        INVESTMENT
thousands, except
Plan share values)
                         FUND       FUND      FUND       FUND          FUND          FUND           FUND           FUND
                      ----------------------------------------------------------------------------------------------------
As of October 31,
1999:
   Fair value of net   $ 62,317   $ 36,976   $102,962  $148,774      $ 25,008     $ 12,668       $  2,830      $  4,084
   assets
                      ====================================================================================================

   Plan shares           81,996     99,935     49,264    30,995        10,464        7,967          2,051         3,190
                      ====================================================================================================

   Plan share values
     at                $    .76   $    .37   $   2.09  $   4.80      $   2.39     $   1.59       $   1.38      $   1.28
     year end
                      ====================================================================================================

As of October 31,
1998:
   Fair value of net   $122,429   $     -    $108,292  $125,171      $ 21,537     $ 10,003       $  2,627      $  3,079
   assets
                      ====================================================================================================

   Plan shares           86,218         -      54,971    32,767        10,354        7,754          1,918         2,524
                      ====================================================================================================

   Plan share values
     at                $   1.42   $     -    $   1.97  $   3.82      $   2.08     $   1.29       $   1.37      $   1.22
     year end
                      ====================================================================================================

NOTE E--INVESTMENTS IN MASTER TRUST

The Master Trust is an investment trust formed for the investment of the assets of the defined contribution plans sponsored by GenCorp and OMNOVA. At October 31, 1999 and 1998, the Master Trust consisted of all assets of such plans and included ten investment funds, two of which were separate GenCorp Stock Funds, one each for the GenCorp/OMNOVA Solutions Joint Retirement Savings Plan and the Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies, and another two of which were separate OMNOVA Solutions Inc. Stock Funds, one each for the respective plans.

The assets of the Plan's Interest Income Fund and Diversified Equity Fund are commingled in the Master Trust with the assets of the other defined contribution plans' Interest Income Funds and Diversified Equity Funds to create the two corresponding master investment funds, the Interest Income Fund and the Diversified Equity Fund of the Master Trust. The assets of the Plan's Balanced Fund, International Equity Fund, Diversified Bond Fund and Short-Term Investment Fund are the only assets of the corresponding master investment funds of the Master Trust.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE E--INVESTMENTS IN MASTER TRUST (CONTINUED)

These six Plan funds have an undivided interest in the commingled total assets of the corresponding Master Trust funds. Ownership is represented by units of participation. Participation by the Plan's funds in the corresponding Master Trust funds is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Income and gains and losses are allocated among the Plans based on their proportionate dollar interest in the Master Trust.

Financial information for the Master Trust funds is as follows:

                                                                    OCTOBER 31,
                                                                1999            1998
                                                          ---------------------------------
                                                               (Dollars in thousands)
STATEMENTS OF ASSETS Investments, at fair value:
   Cash                                                      $     22,369    $      6,392
   Money market funds                                               4,065          12,960
   U.S. Government securities                                      14,707          13,107
   Corporate debt securities                                        3,743           7,058
   Stock index fund investments                                   230,867         197,845
   Investment contracts (GICs)                                     77,672          89,289
   Accrued interest receivable                                        935           1,691
   Employer related investments                                   103,974         129,346
                                                          ---------------------------------
                                                                  458,332         457,688
   Payables                                                          (120)            (55)
                                                          ---------------------------------

Total net assets, at fair value                              $    458,212    $    457,633
                                                          =================================

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE E--INVESTMENTS IN MASTER TRUST (CONTINUED)

                                                              YEARS ENDED OCTOBER 31,
                                                                1999            1998
                                                          ---------------------------------
                                                               (Dollars in thousands)
STATEMENTS OF CHANGES IN ASSETS Additions (deductions):
   Interest income                                           $      7,635    $      7,598
   Dividends                                                        2,759           3,423
   Net realized and unrealized appreciation                        21,900          15,703
   Net transfers and administrative expenses                      (31,715)         (9,981)
                                                          ---------------------------------
   Net increase in value of assets during the year                    579          16,743

Fair value of assets--beginning of year                            457,633         440,890
                                                          ---------------------------------

Fair value of assets--end of year                             $    458,212    $    457,633
                                                          =================================

Net realized and unrealized appreciation (depreciation) of assets for the Master Trust funds is as follows:

                                                              YEARS ENDED OCTOBER 31,
                                                               1999             1998
                                                       ------------------------------------
                                                              (Dollars in thousands)
Master Trust Funds:
   GenCorp and OMNOVA Solutions Inc.
     Stock Funds                                            $    (24,344)    $    (18,972)
   Interest Income Fund                                             (500)             442
   Diversified Equity Fund                                        41,088           30,268
   Balanced Fund                                                   3,302            2,944
   International Equity Fund                                       2,343              764
   Diversified Bond Fund                                              11              139
   Short-Term Investment Fund                                          -              118
                                                       ------------------------------------
   Net realized and unrealized appreciation of assets
                                                            $     21,900    $      15,703
                                                       ====================================

The aggregate of the Plan's interest in the funds equaled 88% of the total value of the Master Trust at October 31, 1999 and 1998, respectively.

             GenCorp/OMNOVA Solutions Joint Retirement Savings Plan

NOTE F--PLAN TERMINATION

Although currently neither sponsor has expressed any intention to do so, the Company and OMNOVA each have the right under the Plan to discontinue its contributions at any time and to terminate the Plan as to their employees subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100 percent vested in their accounts.

NOTE G--INCOME TAX STATUS

The Internal Revenue Service ruled on January 7, 1997 that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code ( the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            GENCORP/OMNOVA SOLUTIONS
                                            JOINT RETIREMENT SAVINGS PLAN




                                             By  /s/ M.F. Martin
                                                 -------------------------------
                                                 Michael F. Martin
                                                 Vice President and Controller





Date:  April 28, 2000